

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2025

Larry Wong
Chief Executive Officer
OFA Group
Unit B, 16/F, Easy Tower
609 Tai Nan West Street
Cheung Sha Wan, Hong Kong

> **Re: OFA Group**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed March 20, 2025**
> **File No. 333-285103**

Dear Larry Wong:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 18, 2025 letter.

<u>Amendment No. 2 to the Registration Statement on Form F-1 filed March 20, 2025</u>
<u>We are registering ordinary shares held by certain shareholders..., page 25</u>

1. We note your revisions in response to our prior comment four. Please further revise to address the risks of delisting if you are unable to maintain the continued listing requirements of Nasdaq, including that a delisting could impair the liquidity of your shares, significantly limit your ability to raise capital and harm the value of a shareholder's investment.

Related Party Transactions, page 82

2.   Please indicate the relationship between the company and Precursor Capital Limited which results in Precursor being a related party as described in Item 7.B. of Form 20-F.

General

3.   Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

4.   It appears that each of the four selling shareholders received the shares at approximately the same time, that the shares were issued for services related to the initial public offering, and that certain of the selling shareholders are related parties or otherwise have, or have had, material relationships with the issuer. We also note that the selling shareholders do not appear to be subject to any of the lock-up provisions described in the prospectus, and you disclose that you are registering the sale of shares by the selling shareholders in part to help meeet the initial listing standards of the Nasdaq Capital Market. Please provide your analysis as to why the resale offering should not be deemed an indirect primary being conducted by or on behalf of the issuer. Refer to Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In your analysis, please address (1) the circumstances under which the selling shareholders received their shares, including how the consideration price and number of shares was determined and why the shareholders received their shares at that time; (2) the business of the selling shareholders; (3) whether your underwriter had any role in, or direct or indirect participation in, facilitating the sale of shares; and (4) why neither they or you are requiring a lock-up arrangement for the selling shareholders. In the alternative, please identify the selling shareholders as statutory underwriters under Section 2(a)(11) of the Securities Act, and disclose a fixed price at which the selling shareholders will offer and sell their shares for the duration of the offering.

        Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Lijia Sanchez